(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	SEC FILE NUMBER 000-51340
☐ Form N-SAR		CUSIP NUMBER 873392104
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For period ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TAC Acquisition Corp.

Full Name of Registrant

Not applicable

Former Name if Applicable

8 Sound Shore Drive, Suite 255

Address of Principal Executive Office (Street and Number)

Greenwich, CT 06830

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 on a timely basis because additional time is required for management to review the Company’s accounting treatment of the warrants that were issued by the Company in connection with the Company’s initial public offering of units, each consisting of one share of the Company’s common stock and one warrant exercisable for an additional share of the Company’s common stock. The Company’s management is in the process of considering the implications of EITF 00-19 with respect to the Company’s accounting treatment of its outstanding warrants.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan H. Cohen (Name)	203 (Area Code)	983-5275 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TAC Acquisition Corp.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By:	/s/ Jonathan H. Cohen
	Name:	Jonathan H. Cohen
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal

Violations (See 18 U.S.C. 1001)